 



16003064

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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.NNUAL AUDITED REPORT
(FORM X-17A-5
PART III

Mail Processing
Section

FEB 22 2016

Washington DC

SEC FILE NUMBER
8-45248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RMS

REPORT FOR THE PERIOD BEGINNING_____01/01/2015_____AND ENDING_____12/31/2015_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Livermore Trading Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O Accounting & Compliance International – 40 Wall Street, Suite 1704
                            (No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ilina Stamova   (212)-668-8700
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP

(Name – *if individual, state last, first, middle name*)

132 Nassau Street	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    X   Certified Public Accountant
        Public Accountant
        Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Vincent Napolitano_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Livermore Trading Group, Inc._____ , as

of __December 31,__ 2015, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

_____
/ CEO / CCO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
-    (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
-    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
-    (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
-    (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
-    (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Livermore Trading Group Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Livermore Trading Group Inc.(the Company) as of **December 31, 2015**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Livermore Trading Group Inc. as of **December 31, 2015** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 25, 2016

LIVERMORE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	57,443
Due from broker		385,277
Commissions receivable		16,038
Office equipment, net of accumulated depreciation of $94,257		
(Note 2(d))		4,279
Other assets		115,883
Total assets	$	578,920

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	46,253
Total liabilities		46,253

Commitments and Contingencies (Note 4)

Stockholders' equity (Note 5)

Common stock, no par value, 200 shares		
authorized, 20 shares issued and outstanding.	$	65,000
Paid in Capital		150,000
Retained earnings		442,667
Less: Treasury stock		(125,000)
Total stockholders' equity		532,667
Total liabilities and stockholders' equity	$	578,920

The accompanying notes are an integral part of this statement.

LIVERMORE TRADING GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 -   Nature of Business

Livermore Trading Group, Inc. (The "Company") is a New York corporation
formed in July 1992,for the purpose of conducting business on the floor of the New York
Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the
Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the
Securities and Exchange Commission and, accordingly, is exempt from the remaining
provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that
the Company clears all transactions on behalf of customers on a fully disclosed basis
with a clearing broker/dealer, and promptly transmits all customer funds and securities
to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the
customers and maintains and preserves all related books and records as are customarily
kept by a clearing broker/dealer.

Note 2 -   Summary of Significant Accounting Policies

a)   Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded
on a trade date basis. Commission income and related income and expense are recorded
on a settlement date basis. There is no material difference between settlement date and
trade date.

b)   Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the
Internal Revenue Code and New York State tax regulations. Under the provisions, the
Company does not pay federal or state corporate income taxes on its taxable income.
Instead the stockholder is liable for individual income taxes on his respective share of the
Company's taxable income. The Company continues to pay New York City general
corporation taxes.

c)   Cash and Cash Equivalents
The Company considers demand deposited money market funds to be cash equivalents.
The Company maintains cash in bank account which, at times may exceed federally
insured limits or where no insurance is provided. The Company has not experienced any
losses in such accounts and does not believe it is exposed to any significant credit risk on
cash and cash equivalents.

d)   Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using
accelerated methods.

e) **Use of Estimates**

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) **Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2016 and January 25, 2016, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements.

Note 3 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company has no liability to the plan as of December 31, 2015.

Note 4 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

LIVERMORE TRADING GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 4 -   Financial Statements with Off-Balance Sheet Credit Risk (continued)

The Company's exposure to credit risk associated with non-performance of
customers in fulfilling their contractual obligations pursuant to securities
transactions can be directly impacted by volatile trading markets which may
impair customers' ability to their obligations to the Company and the Company's ability
to liquidate the collateral at an amount equal to the original contracted amount.
The agreement between the Company and its clearing broker provides that the Company
is obligated to assume any exposure related to such non-performance by its customers.
The company seeks to control the aforementioned risks by requiring customers to
maintain margin collateral in compliance with various regulatory requirements and the
clearing broker's internal guidelines. The Company monitors its customer activity
by reviewing information it receives from its clearing broker on a daily basis, and requiring
customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 -   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform
Net Capital Rule (15c3-1), which requires the maintenance of minimum net
capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 1500%. At December 31, 2015, the Company had Net Capital of
$411,408 which was $406,408 in excess of its required net capital of $5,000.
The Company's net capital ratio was 11.24%.

LIVERMORE TRADING GROUP, INC.
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

LIVERMORE TRADING GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

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